Exhibit (a)(17)

Transcript excerpt from SunPower 2011 Outlook Conference Call on June 7, 2011

Tom Werner - SunPower Corporation - CEO

The Total investment and credit support agreement will extend our competitive advantage beyond technology and downstream integration as we expect to materially improve our cost of capital, expand our R&D investment, and broaden our market access. This afternoon, we also announced that Total and SunPower confirmed our intention to close a tender offer on June 14, and we are both awaiting receipt of European Union competition law approval as permitted by EU regulations. With the grant of this waiver by both companies, all regulatory conditions through the completion of the tender offer are currently satisfied. All other terms and conditions of the tender offer remain unchanged.

With the Total transaction, the rebalancing of our product allocation, our cost controls, and our core downstream strategy technology advantage, we plan to use our favorable market position to gain share profitably in 2011 and 2012.

Dennis Arriola - SunPower Corporation - CFO

In addition, we will record one-time transaction expenses of $13 million to $15 million pre-tax related to the Total tender offer, which as Tom mentioned, is on track to close on June 14.

Tom Werner - SunPower Corporation - CEO

The Total investment and credit support agreement will expand our competitive advantage beyond technology downstream integration as we expect to materially improve our cost of capital, expand R&D investment, and further broaden our market access. With this strategic platform in place, SunPower is uniquely positioned to control our own destiny as the industry transitions beyond its current market conditions. We are completely focused on applying these competitive advantages to profitably gain market share and extend our leadership in the solar industry.

Jesse Pichel - Jefferies & Co. - Analyst

Okay. And secondly, reading through the offering document, does your guidance include a possible Tenesol acquisition? And if not, can you give us a snapshot of what the revenues of that company and the balance sheet of the company looks like?

Dennis Arriola - SunPower Corporation - CFO

Yes. First of all, no, it does not include anything related to Tenesol. And at this point, since we haven’t really completed the due diligence, I’d rather not go into that because we just haven’t negotiated a deal or finished due diligence.

Tom Werner - SunPower Corporation - CEO

Jesse, we need to, of course, get through the tender, close the Total transaction and then, as indicated in the documents, we would start diligence.

Kelly Dougherty - Macquarie Research Equities - Analyst

I just have one quick follow-up on that. About maybe the working capital impact of doing less projects. Should that actually benefit you, or do you have to expend any kind of terms on the modules side?

Dennis Arriola - SunPower Corporation - CFO

First of all, it benefits us because we were looking to use the balance here, external financing in order to do the UPPI projects, so we won’t need to do that. From the — as we reallocate the modules and the systems to R&C, it’s a pretty fast turn, and our credit terms don’t go out substantially far, so actually I think it’s a net benefit.

Tom Werner - SunPower Corporation - CEO

And now, we are not offering any special financing, or no special terms, to answer that part of your question, Kelly. And I do want to mention here as well that the Total transaction, we expect it to close on the 14th. And of course there is a halo effect associated with that that will reduce cost of capital to SunPower. We’ve already seen sort of the early stages of that before we even closed, so that’s relevant to this as well.

Howard Wenger - SunPower Corporation - Pres. - Utility and Power Plants

Sure. I think you can split it into the near term and medium term and long term. Near term, some of the market that were active outside of Europe, in the US, in Asia, India, China, Japan, certainly, and also in other parts of the world, including Israel, South Africa, Middle East, North Africa, so those are some of the near-term markets. Those markets are largely focused on the on-grade reconnected segment. And they’re growing, and they’re growing faster than the conventional markets that have taken the industry to where it is today.

Medium to long term, one of the things that we’re really excited about with Total is their footprint over 130 countries. As we approach grid parity to drive our costs to that point, an intersection, it opens up a whole new envelope around the world for demand. And that’s something that we are certainly positioning for with — on both the rooftop and the ground-mounted systems.

Pavel Molchanov - Raymond James & Associates - Analyst

Thanks for taking my question. Just real quick, what is Total’s view about your shift away from being a systems developer back towards being more of a component supplier into the industry?

Tom Werner - SunPower Corporation - CEO

So, a couple comments about that, Pavel. One, that was a little extreme. We have not exited systems development. We exited systems development in Italy in 2011, would be probably an accurate statement. We’re very proud of our development capability in America, and we’re very proud of our ability to develop projects all over the world outside of Italy, and we’ll continue to do so.

Having said that, it is fair to say that we have shifted, certainly in 2011, focus to residential and commercial, and to some degree, component. Total would tell you, that they would have forecasted this, because they’re a very large European company. And in their process of diligence, they would’ve told you that they’re not surprised by what’s happening in the market. Now, I don’t mean literally the specifics of the decree. I mean the general trend. And they would tell you that’s the reason why they’re investing in SunPower, because the diversity of channels, the diversity of product, and the diversity of geographic footprint, among other things. So, I think this is showing one of the reasons, and it’s motivated them to partner with us. Of course, presuming the transaction closes.